CAE announces renewal of normal course issuer bid Montreal, Canada, June 5, 2026 – (NYSE: CAE; TSX: CAE) – CAE Inc. (“CAE”) today announced that it has received regulatory approval to renew its normal course issuer bid (“NCIB”) to purchase, for cancellation, up to 16,073,033 of its common shares commencing June 10, 2026, and ending June 9, 2027. The maximum number of common shares that may be repurchased under the program represents approximately five percent (5%) of the issued and outstanding common shares of CAE, as of May 29, 2026. The actual number of common shares purchased under the NCIB, the timing of purchases and the price at which the common shares are bought will depend upon management discretion based on factors such as market conditions. As of May 29, 2026, CAE had 321,460,674 common shares issued and outstanding. Purchases under the NCIB will be made through the facilities of the Toronto Stock Exchange (“TSX”) in accordance with the TSX’s applicable policies or the facilities of the New York Stock Exchange (“NYSE”) in compliance with applicable NYSE rules and policies and U.S. laws, or in such other manner as may be permitted under applicable stock exchange rules and applicable securities laws, including through alternative Canadian and US trading platforms and privately- negotiated, off-exchange block purchases. In the case of off-exchange block purchases, purchases will be at a discount to the prevailing market price in accordance with and subject to the terms of applicable exemptive relief. TD Securities Inc. (“TD”) has agreed to act as CAE's designated broker to make purchases of common shares pursuant to the NCIB. CAE has also entered into an automatic repurchase plan (“ARP”) with TD allowing it to purchase common shares under the NCIB when CAE would ordinarily not be permitted to purchase shares due to regulatory restrictions and customary self- imposed black-out periods. Before entering a black-out period, CAE may, but is not required to, instruct TD to make purchases under the NCIB during such a period based on parameters set by CAE prior to the black-out period in accordance with the ARP, TSX rules and applicable securities laws. All purchases made under the ARP are included in computing the number of common shares purchased under the NCIB. The ARP has been pre-cleared by the TSX and will be implemented and effective June 10, 2026, and will terminate on the earliest of the date on which: (i) the NCIB expires; (ii) the repurchase limit on the NCIB has been reached; (iii) CAE terminates the ARP in accordance with its terms; and (iv) TD terminates the ARP in accordance with its terms. The ARP constitutes an “automatic securities purchase plan” under applicable Canadian securities laws. The price CAE will pay for any common shares will be the market price at the time of acquisition, plus brokerage fees. During the period that the NCIB is outstanding, CAE does not intend to make purchases of its common shares other than by means of open market transactions or such other means as may be permitted or approved by any applicable securities regulator. The average daily trading volume of CAE’s common shares through the facilities of the TSX over the last six completed calendar months was 944,026 common shares (“ADTV”). Accordingly, under the TSX rules and policies, CAE will be entitled on any trading day to purchase up to 25% of the ADTV, which totals 236,006 common shares, for the next 12-month period of the NCIB. In excess of the daily repurchase limit, CAE may make, once per week, a block purchase (as such term is defined in the TSX Company Manual) of common shares not owned directly or indirectly by any insiders, which may exceed such daily limit, in accordance with the TSX rules. All common shares purchased pursuant to the NCIB will be cancelled. Under the normal course issuer bid which began on June 10, 2025, and which will expire on June 9, 2026, CAE received approval from the TSX to purchase up to 16,019,294 common shares. As at May 29, 2026, CAE had purchased a total of 565,259 common shares thereunder at a volume-weighted average price of $35.4418 per common share, for total consideration of $20.0 million. Such purchases were effected through the facilities of the TSX and Canadian alternative trading systems. The NCIB is being established as part of CAE’s capital allocation strategy. The Board of Directors of CAE believes that any purchases made under the NCIB will be in the best interest of CAE and that such purchases will constitute a desirable use of funds that should enhance shareholder value.

Caution concerning forward-looking statements This press release includes forward-looking statements, including in connection with CAE’s NCIB, ARP and future purchases of common shares pursuant to the NCIB. Since forward-looking statements and information relate to future events or future performance and reflect current expectations or beliefs regarding future events, they are typically identified by words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “intend”, “likely”, “may”, “plan”, “seek”, “should”, “will”, “strategy”, “future” or the negative thereof or other variations thereon suggesting future outcomes or statements regarding an outlook. All such statements constitute "forward-looking statements" within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties associated with our business which may cause actual results in future periods to differ materially from results indicated in forward-looking statements. While these statements are based on management’s expectations and assumptions regarding historical trends, current conditions and expected future developments, as well as other factors that we believe are reasonable and appropriate in the circumstances, readers are cautioned not to place undue reliance on these forward-looking statements as there is a risk that they may not be accurate. The forward-looking statements contained in this press release describe our expectations as of June 5, 2026, and, accordingly, are subject to change after such date. Important risks that could cause such differences include, but are not limited to, those described in CAE’s Management’s Discussion & Analysis for the year ended March 31, 2026. Specifically, there can be no assurance as to how many shares, if any, will ultimately be acquired under CAE’s NCIB. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking information and statements contained in this press release are expressly qualified by this cautionary statement. In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based on information available to us as of the date of this press release. While we believe that information provides a reasonable basis for these statements, that information may be limited or incomplete. Our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all relevant information. These statements are inherently uncertain, and investors are cautioned not to unduly rely on these statements. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after June 5, 2026. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of CAE’s NCIB. Readers are cautioned that such information may not be appropriate for other purposes. About CAE At CAE, we exist to make the world safer. We deliver cutting-edge training, simulation, and critical operations solutions to prepare aviation professionals and defence forces for the moments that matter. Every day, we empower pilots, cabin crew, maintenance technicians, airlines, business aviation operators, and defence and security personnel to perform at their best and when the stakes are the highest. Around the globe, we’re everywhere customers need us to be with sites and training locations in over 40 countries. For nearly 80 years, CAE has been at the forefront of innovation, consistently seeking to set the standard by delivering excellence in high-fidelity flight simulators and training solutions, while embedding sustainability at the heart of everything we do. By harnessing technology and enhancing human performance, we strive to be the trusted partner in advancing safety and mission readiness—today and tomorrow. Follow us on: LinkedIn | Facebook | Instagram | YouTube CAE Contacts: Media Relations: Samantha Golinski, Senior Vice President, Communications +1-438-805-5856, samantha.golinski@cae.com Investor Relations: Andrew Arnovitz, Chief Strategy Officer +1-514-734-5760, andrew.arnovitz@cae.com